Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

PROJECT PEGASUS

QUESTIONS & ANSWERS: YOUR QUESTIONS ANSWERED

Accorded with Announcement - Final Version

YOUR QUESTIONS ANSWERED

1.	Why do you believe that you are the best partner for ABN AMRO? What attractions does each party bring to the deal?

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The proposed combination would significantly advance the strategic priorities of both banks and is a unique opportunity to create a new competitive force in financial services, as one of the world’s leading universal banks, for the benefit of customers and to deliver significant and sustained future growth and additional value for the owners

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The proposed combination will significantly enhance stand-alone product development capabilities, and our combined geographic reach will ensure exposure to both developed and high-growth developing economies

•	For Barclays the combination with ABN AMRO would substantially accelerate its objective of developing its retail and commercial banking franchises outside the UK and its global businesses generally

•	For ABN AMRO the combination with Barclays would meet a core objective of creating value for its clients by offering them high-quality financial solutions that meet their needs

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We believe that Barclays is the best partner for ABN AMRO because the combination of Barclays and ABN AMRO brings together two sets of highly complementary geographies and combines two sets of high-quality product capabilities and brands. As a result, the combination will be better able to cross-sell to existing customers and to attract new customers, one of the key value drivers of the universal banking model

•	Barclays contributes market-leading investment banking, asset management and cards franchises to the combination

•	ABN AMRO brings considerable product strengths in global cash management, global payments and European onshore private banking and wealth management

2.	Some question the value of ABN AMRO’s existing businesses; what is your response?

•	ABN AMRO has an attractive mix of franchises in mature and developing markets, which complement Barclays own portfolio and will drive long-term profitable growth

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The combination of Barclays and ABN AMRO brings together two sets of highly complementary geographies. In Europe, the combination will have leading franchises in the UK and the Netherlands and attractive positions in the Italian, Spanish and Portuguese markets. Additionally the combination will have significant exposure to the high-growth, developing economies of Brazil and South Africa, offering substantial revenue and profit growth opportunities. The combined group will also leverage on ABN AMRO’s fast growing Asian business.

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The combined group will have a simple and transparent management structure. The management team will be clearly accountable for delivering sustained incremental earnings growth and value for shareholders by leading strong performance from the underlying businesses and by capturing the substantial synergies made available by the combination of Barclays and ABN AMRO

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The combination of Barclays and ABN AMRO will create a strong and competitive group for its clients with superior products and extensive distribution. The combined group is expected to generate significant and sustained future incremental earnings growth for shareholders

•	The proposed combination of Barclays and ABN AMRO will benefit from a diversified customer base and geographic mix. The combination will create:

1.	A leading force in global retail and commercial banking, with world-class products: over 47 million customers, approximately 90 per cent. of whom are in seven key markets; one of the world’s leading transaction banking platform offering world class payment and trade finance solutions; a top five card issuer outside the US with approximately 27 million cards

2.	A premier global investment bank that is a leader in risk management and financing with an enhanced product offering across a broader geographical footprint

3.	The world’s largest institutional asset manager, with enhanced retail distribution capabilities and complementary products ensuring delivery of world-class products and services to a wider customer base

4.	The world’s eighth largest wealth manager, with a leading European onshore franchise and highly attractive positions in growth markets.

3.	Barclays has delivered much faster revenue and EPS growth than ABN AMRO, so why do you wish to dilute your own growth rate by combining with ABN AMRO?

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We believe that the new, combined management team will be able to generate a higher level of future earnings growth for shareholders. This will come from offering world-class capabilities and products to the complementary customer base of both banks across the combined geographic reach, with an exposure to both developed and high-growth developing economies, and by driving through cost efficiencies

•	The combination on completion (anticipated by the end of 2007) is expected to be 5 per cent. accretive to Barclays cash earnings per share in 2010.

4.	John Varley recently said that he was more interested in expanding in Eastern Europe and Asia and has said less about the US. How does the acquisition of ABN AMRO serve this aim?

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When Barclays looks at opportunities, the criteria Barclays applies include: GDP growth; legal and regulatory environment; growth of banking assets; rate and speed of return versus buybacks; brand recognition; and management capability and experience

•	The overall strategy to develop Barclays global retail and commercial banking activities in selected countries outside the UK has not changed

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Since the appointment of Frits Seegers and the creation of Global Retail and Commercial Banking, Barclays has raised its expectations for the rates of organic growth that can be derived from the existing global retail and commercial banking business - in existing markets (such as South Africa and Portugal or in UK Business Banking) as well as in new markets (such as India)

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The financial services industry is still fragmented but the sources of growth in demand are clear and compelling. The successful strategy will align portfolio composition with sources of market demand. The combination of Barclays and ABN AMRO will drive success for customers and shareholders.

Value in the combination of Barclays and ABN AMRO

•	ABN AMRO has an attractive mix of developed and high growth developing economies, to complement Barclays own portfolio and to drive long-term profitable growth

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The combination of Barclays and ABN AMRO will create one of the world’s leading universal banks. Both Barclays and ABN AMRO operate in a sector which is still fragmented by comparison with other global industries

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Universal banking is the model best equipped for success in an industry where customer needs are converging and where demand-led growth will be significant across the globe. Harmonisation of customer needs is already well advanced in investment banking and investment management and is increasingly apparent in retail and commercial banking

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The combination adds together two sets of high-quality product capabilities and brands and as a result the combined group will be better able to cross-sell to customers, the key value driver of the universal banking model.

US

•	The US market is also very important to Barclays. Barclays has a large and successful investment banking and asset management businesses there along with a growing credit card business

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The combined group will continue to explore opportunities to develop its existing US businesses, including its credit card operations, building its businesses and commitment there on a scale commensurate with its aspirations to be one of the handful of global universal banks leading the industry.

5.	Does Barclays have sufficient management capacity and capability for this task?

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The combined group will have a simple and transparent management structure. The management team will be clearly accountable for delivering sustained incremental earnings growth and value for shareholders by leading strong performance from the underlying businesses and by capturing the substantial synergies made available by the combination

•	In 2006, John Varley added significantly to Barclays management strength,

particularly in Global Retail and Commercial Banking, which will play a role in assisting in managing the integration of the retail and commercial banking businesses of the two companies

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There will be two principal business groupings within the combined group, Global Retail and Commercial Banking (“GRCB”) and Investment Banking and Investment Management (“IBIM”). GRCB will be led by Frits Seegers, currently CEO of GRCB in Barclays. IBIM will be led by Bob Diamond, Barclays Group President.

6.	Given that you are selling some of ABN AMRO’s businesses, would it not have been cheaper and less complex to purchase the businesses you want individually rather than merging with ABN AMRO?

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The proposed combination of Barclays and ABN AMRO will create one of the world’s leading universal banks. The financial services sector is still fragmented in comparison to other global industries. Universal banking is the model best equipped for success in an industry where customer needs are converging and where demand-led growth will be significant across the globe

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The combined group will be able to take advantage of increasing cross-border harmonisation of customer needs, already proven in investment banking and increasingly apparent in retail and commercial banking

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The proposed combination brings together two sets of high-quality product capabilities and brands which are well placed to create growth for shareholders. This will come from the relationship extension opportunities that exist in a combined base of 46m personal customers and 1.4m commercial customers.

7.	What impact does the proposed sale of LaSalle have on the synergies you can achieve?

•	The sale of LaSalle is expected to have no overall net impact on the synergies the combined group expects to realise.

8.	Should you not be using a higher cost of equity than the Barclays Group cost of equity (9.5%) to evaluate this transaction given the high risks involved and the fact that the cost of equity applicable to ABN AMRO’s Brazilian operations will be far higher than that for the Barclays Group as a whole?

•	Barclays uses a range of methods to assess proposed transactions

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Barclays uses the economic profit methodology as a key analysis tool by which to assess the expected contribution to the Group of an acquisition – we vary the level of economic capital to take account of differing risk factors (including market risk and geographic risk) rather than changing the cost of equity percentage rate.

9.	What will you call the combined group and what is going to happen regarding the branding of the different businesses?

•	The holding company of the combined group will be called Barclays PLC

•	No final decision has yet been made on the branding of the different businesses

•	Any decision on branding will be driven by what makes the most sense for the combined group’s customers and other interested parties, subject to the legal and regulatory obligations.

10.	What will be the dividend and capital policies of the new group?

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It is expected that the combined group will maintain Barclays and ABN AMRO’s progressive dividend policy and that dividends per share (DpS) will grow approximately in line with earnings per share over the longer term

•	It is also expected that the combined group will continue Barclays practice of weighting the annual dividend towards the final dividend to maintain flexibility

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The combined group will present financial statements in Euro and consequently this will be the currency used for dividend determination. Shareholders will be able to receive their dividends either in either Sterling or Euro

•	The combined group will target an Equity Tier 1 ratio of 5.75 per cent. and a Tier 1 ratio of 7.75 per cent., which broadly approximates to the current pro forma ratios of the combined group

•	The combined group will take a disciplined approach to capital optimisation

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It has been assumed, for the purpose of estimating financial effects, that excess equity over and above the target Equity Tier 1 ratio after accounting for dividends and organic growth in risk weighted assets would be returned to shareholders by way of share buybacks.

11.	What are the tax consequences for the merged company and its shareholders from having its Head Office in the Netherlands?

•	Barclays PLC, which will be the holding company for the combined group, will remain UK incorporated, and is expected to remain UK tax resident

•	The location of the Head Office of the merged group in the Netherlands should have no tax consequences for shareholders of the merged group.

12.	Will the shareholders of the merged group receive UK or Dutch dividends?

•	The shareholders of the combined group will receive UK source dividends, which will not be subject to withholding tax under current law.

13.	What has been determined as to the supervision of the combined group?

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Following discussions with the UK (FSA) and Dutch (DNB) regulators, the FSA and DNB have agreed that the FSA will be lead supervisor of the combined group and that the FSA and DNB will be the consolidated supervisors of the Barclays and ABN AMRO groups respectively

•	The FSA and DNB will both agree the details of how the close working relationship between them will work to achieve effective supervision of the combined group.

14.	How will you manage currency risk in the combined group given the higher proportion of emerging markets businesses?

•	The combined group will continue to manage the foreign exchange risk on the group’s foreign currency investments and capital ratios

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In some currencies, including emerging markets, it is not possible to achieve both objectives; in which case the combined group will prioritise its strategy taking into account the cost of hedging, size of investment and materiality for capital ratios.

15.	What will be the credit ratings of the new group?

•	Barclays is engaging with the rating agencies as to the prospective ratings for the entities of the combined group

•	Barclays Bank PLC and ABN Amro Bank N.V. will seek to maintain their strong credit ratings.

16.	What are you offering the preference shareholders?

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Barclays intends to put forward a proposal for all the depository receipts which represent the ABN AMRO convertible financing preference shares consistent with the terms of the prospectus dated 31st August 2004 relating to the ABN AMRO convertible financing preference shares

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A cash offer will be made for the issued and outstanding formerly convertible preference shares or €27.65. The aggregate consideration for the formerly convertible preference shares will be in the region of €1.2m.

17.	Can you comment on any potential anti-trust or regulatory issues facing the individual companies/enlarged group?

•	Barclays and ABN AMRO will be making all necessary anti-trust and regulatory filings

•	It would be inappropriate to comment further at this stage.

18.	Can you comment on the market’s consensus forecast for 2007 PBT?

•	If Barclays had anything significant to say on the full year 2007 market consensus we would say it

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In February 2007, Barclays said that it expected to realise property gains of £150m in UK Banking in the first half of 2007, and all would be reinvested in the business. The gains and investment do not accrue evenly over the year - the reason Barclays was clear about the £150m in February 2007 was that much of it was already in train.

19.	What cash are you putting into this transaction?

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Bank of America has today agreed to acquire LaSalle from ABN AMRO for US$21 billion in cash and is expected to complete this acquisition before completion of the Offer. The completion of the sale of LaSalle is a condition of the Offer. Taking into account the excess capital released by the sale of LaSalle the proposed management of the combined group expects to distribute approximately €12 billion to shareholders in a tax efficient form primarily through buybacks. after completion of the Offer.

20.	The market does not like large capitalisation global banks. How are you going to avoid the same de-rating endured by other mega caps? How will you ensure that the management issues affecting Citigroup and HSBC do not arise?

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The proposed combination of Barclays and ABN AMRO will create one of the world’s leading universal banks. Both Barclays and ABN AMRO operate in a sector which is still fragmented in comparison to other global industries. Universal banking is the model best equipped for success in an industry where customer needs are converging and where demand-led growth will be significant across the globe

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The proposed combination brings together two sets of high-quality product capabilities and brands, which are well placed to create growth for shareholders from the relationship extension opportunities that exist in a combined base of 47 million customers

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We also believe that it is the management rather than the model that matters more for universal banks. The combined group will have a simple and transparent management structure with proven expertise. The management team will be clearly accountable for delivering sustained incremental earnings growth and value for shareholders by leading strong performance from the underlying businesses and by capturing the substantial synergies made available by the combination.

21.	What is the acquisition multiple at which Bank of America Corp has agreed to acquire LaSalle? What was the 2006 PBT of LaSalle and what proportion of ABN AMRO’s profit did LaSalle represent?

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For the year ended 31 December 2006, LaSalle, had net income of US $ 1035 million. The purchase price of US $ 21 billion represents a 2006 price to earnings multiple of 20.3x and a 2006 price to tangible book value multiple of 2.2x.

22.	How are the proceeds from the disposal of LaSalle to be distributed to shareholders?

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Taking into account the excess capital released by the sale of LaSalle approximately €12 billion is expected to be distributed to shareholders in a tax efficient form, primarily through buybacks after completion of the Offer.

Other information

Future SEC Filings and this Filing: Important Information

In connection with the proposed business combination transaction between ABN AMRO and Barclays, Barclays expects it will file with the SEC a Registration Statement on Form F-4, which will constitute a prospectus, as well as a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Solicitation/ Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from ABN AMRO and Barclays without charge, once they are filed with the SEC.

This filing shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of ABN AMRO’s and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. ABN AMRO and Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC’s website at www.sec.gov.

Any forward-looking statements made by or on behalf of ABN AMRO and Barclays speak only as of the date they are made. ABN AMRO and Barclays do not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.

Nothing in this document is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per ABN AMRO or Barclays share for the current or future financial years, or those of the combined group, will necessarily match or exceed the historical published earnings per ABN AMRO or Barclays share.

This document shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The availability of the Offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions (the “Restricted Jurisdictions”). Such persons should inform themselves about and observe any applicable requirements.

The Offer will not be made, directly or indirectly, in any Restricted Jurisdiction unless by means of lawful prior registration or qualification under the applicable laws of the Restricted Jurisdiction, or under an exemption from such requirements. Accordingly, copies of this document are not being, and must not be, mailed or otherwise distributed or sent in, into or from such Restricted Jurisdiction. Persons receiving this document (including, without limitation, custodians, nominees and trustees) must not distribute, mail or send it in, into or from any Restricted Jurisdiction, and so doing may render any purported acceptance of the Offer invalid.

The new Barclays Shares to be issued pursuant to the Offer have not been, and will not be, admitted to trading on any stock exchange other than the London Stock Exchange, Euronext Amsterdam, the New York Stock Exchange and the Tokyo Stock Exchange.